

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2010

Mr. Douglas Tallant
President
Friendly Energy Exploration
502 North Division Street
Carson City, NV 89703

> **Re:** **Friendly Energy Exploration**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed July 15, 2009**
> **Response Letter Dated September 29, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed October 1, 2009**
> **Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through**
> **December 31, 2004 and December 31, 2006, Filed December 2, 2009**
> **Response Letter Dated February 5, 2010**
> **Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through**
> **December 31, 2004, December 31, 2006 and December 31, 2008, Filed**
> **February 5, 2010**
> **File No. 000-31423**

Dear Mr. Tallant:

　　We have reviewed your amended filings and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2006, Filed on February 5, 2010

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 23

1.   We note your modified disclosure in response to our prior comment number two
        states you "have not performed an evaluation of the Company's disclosure
        controls and procedures…" but also states you have concluded your "disclosure
        controls and procedures were not effective…" Please tell us how you can
        conclude that your disclosure controls and procedures were not effective if you
        have not evaluated those same disclosure controls and procedures.

        Please also tell us how you have concluded your filing is materially complete if
        you have not performed an assessment of your disclosure controls and procedures
        as prescribed by Item 307 of Regulation S-K and Rule 13a-15(b) of the Securities
        Exchange Act of 1934.

        This comment also applies to your other recently amended Form 10-K filings to
        the extent you were required to evaluate your disclosure controls and procedures
        in such filings. If you were not required to evaluate your disclosure controls and
        procedures in a particular filing, please remove this disclosure.

Management's Report on Internal Control Over Financial Reporting, page 23

2.   We note your modified disclosure in response to our prior comment number four
        states you did not prepare evidential matter to support an assessment of internal
        controls over financial reporting. However, we also note you state you have
        concluded your internal controls over financial reporting were not effective.
        Please tell us how you can conclude that your internal controls over financial
        reporting are not effective if you have not formally evaluated those same internal
        controls.

        To the extent you have not performed a complete assessment of your internal
        controls over financial reporting, please remove all disclosure relating to a
        conclusion thereof, whether effective or ineffective (i.e. please also remove all
        references to an "informal evaluation" of internal controls over financial
        reporting).

        This comment also applies to your other recently amended Form 10-K filings
        with fiscal year ends prior to December 31, 2007 as you were not required to
        evaluate your internal controls over financial reporting prior to your December
        31, 2007 fiscal period end.

Form 10-K/A for the Fiscal Year Ended December 31, 2008, Filed on February 5, 2010

Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 23

3.   We note your modified disclosure in response to our prior comment number four
      states you "informally" assessed your internal controls over financial reporting
      and that you did not prepare a management report or evidential matter to support
      your assessment. Item 308T(a) of Regulation S-K, including the instructions
      thereto, requires you perform and sufficiently document an assessment of the
      effectiveness of your internal controls over financial reporting. Please complete
      your assessment, including all necessary documentation, and amend your filing to
      disclose all the requirements of Item 308T(a). Please also remove any references
      to an 'informal' assessment as this is not contemplated within either the
      Commission's Rules or Regulations or the COSO framework.

4.   It appears your assessment of effectiveness of internal controls over financial
      reporting is for the entire fiscal year 2008. Please note that the assessment of
      effectiveness is required to be made as of the end of your most recent fiscal year.
      Please modify your evaluation and disclosure accordingly. Refer to Item
      308T(a)(3) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief